                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   FORM 11-K



(Mark One)

[ X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended     February 3, 1996
                          ---------------------------------------

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _______________


Commission file number           1-11084
                       -------------------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    KOHL'S CORPORATION EMPLOYEE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KOHL'S CORPORATION
                           N56 W17000 RIDGEWOOD DRIVE
                           MENOMONEE FALLS, WI 53051

                                 REQUIRED INFORMATION
                                 --------------------


1.  Not Applicable.

2.  Not Applicable

3.  Not Applicable

4. The Kohl's Corporation Employee Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits
- --------

24.  Consent of Independent Auditors

                                  SIGNATURES
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        Kohl's Corporation Employee Savings Plan


Date:  July 29, 1996                    By:  /s/Arlene Meier
       -------------                         --------------------------
                                             Arlene Meier
                                             Administrative Committee Member

                              Kohl's Corporation
                             Employee Savings Plan

                             Financial Statements
                          and Supplemental Schedules

                         Years ended February 3, 1996
                             and January 28, 1995



                                   CONTENTS


Report of Independent Auditors...................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits.............  2
Statements of Changes in Net Assets Available for Plan Benefits..  4
Notes to Financial Statements....................................  7


Supplemental Schedules

Assets Held For Investment....................................... 10
Transactions or Series of Transactions in Excess of 5 Percent
  of the Current Value of Plan Assets............................ 11



                        Report of Independent Auditors

Plan Administrator
Kohl's Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Kohl's Corporation Employee Savings Plan (the Plan) as of February 3, 1996 and January 28, 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at February 3, 1996 and January 28, 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of February 3, 1996, and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in material respects in relation to the basic financial statements taken as a whole.

June 21, 1996                                               ERNST & YOUNG LLP

                              Kohl's Corporation
                             Employee Savings Plan

             Statements of Net Assets Available for Plan Benefits




                                                      FEBRUARY 3, 1996
                             -------------------------------------------------------------------
                                Stock      Balance     Stable Income    Company
                                Fund         Fund         Fund         Stock Fund     Total
                             -------------------------------------------------------------------

Investments, at fair value:
  William Blair Growth Fund   $10,216,580   $        -   $        -   $        -   $10,216,580
  Stagecoach Asset
    Allocation Fund                     -    7,801,703            -            -     7,801,703
  Employee Benefit GIC
   Fund                                 -            -    9,002,824            -     9,002,824
  Kohl's Corporation
   Common Stock                         -            -            -    3,262,285     3,262,285
  Employee Benefit Short-
   Term Investment Fund                 -            -            -            -             -
  Bank of America Short-
   Term Investment Fund             2,509        4,459        1,544        4,168        12,680
                             -------------------------------------------------------------------
Total investments              10,219,089    7,806,162    9,004,368    3,266,453    30,296,072

Receivables:
  Interest                              -       19,018            -            -        19,018
  Company contribution             39,891       30,104       27,547       46,044       143,586
  Participants' contribution      167,172      122,831      106,745       64,509       461,257
                             -------------------------------------------------------------------
Total receivables                 207,063      171,953      134,292      110,553       623,861
                             -------------------------------------------------------------------
Net assets available for
  plan benefits               $10,426,152   $7,978,115   $9,138,660   $3,377,006   $30,919,933
                             ===================================================================


                                                      JANUARY 28, 1995
                             -------------------------------------------------------------------------
                                   Stock      Balance       Stable         Company
                                   Fund        Fund       Income Fund    Stock Fund         Total
                             -------------------------------------------------------------------------

Investments, at fair value:
  William Blair Growth Fund     $4,051,752    $        -    $        -    $        -     $ 4,051,752
  Stagecoach Asset
    Allocation Fund                      -     4,687,950             -             -       4,687,950
  Employee Benefit GIC
    Fund                                 -             -     9,708,972             -       9,708,972
  Kohl's Corporation
    Common Stock                         -             -             -     1,714,503       1,714,503
  Employee Benefit Short-
    Term Investment Fund                 -             -             -        10,554          10,554
  Bank of America Short-
    Term Investment Fund                 -             -             -             -               -
                              -------------------------------------------------------------------------
Total investments                4,051,752     4,687,950     9,708,972     1,725,057     $20,173,731

Receivables:
  Interest                              67        18,620            44           256          18,987
  Company contribution              31,127        23,624        27,140        12,665          94,556
  Participants' contribution       147,679       113,110       122,342        61,588         444,719
                             --------------------------------------------------------------------------
Total receivables                  178,873       155,354       149,526        74,509         558,262
                             --------------------------------------------------------------------------
Net assets available for
  plan benefits                 $4,230,625    $4,843,304    $9,858,498    $1,799,566     $20,731,993
                             ==========================================================================

See accompanying notes.                                                                               3



                                                        Kohl's Corporation
                                                       Employee Savings Plan

                                  Statements of Changes in Net Assets Available for Plan Benefits

                                                    Year ended February 3, 1996



                                                             Stable
                                    Stock      Balance       Income       Company
                                     Fund         Fund        Fund       Stock Fund       Total
                                 ------------------------------------------------------------------
Additions:
  Net realized and unrealized
    appreciation in fair value of
    investments                    $ 1,615,254  $1,273,579  $   554,021   $  716,591    $ 4,159,445
  Interest and dividend income         383,635     236,331          793        1,806        622,565
                                 --------------------------------------------------------------------
  Net investment income              1,998,889   1,509,910      554,814      718,397      4,782,010

  Contributions:
    Company                            360,027     276,638      281,215      145,006      1,062,886
    Participants                     2,051,854   1,513,473    1,516,083      822,061      5,903,471
                                 --------------------------------------------------------------------
  Total contributions                2,411,881   1,790,111    1,797,298      967,067      6,966,357
                                 --------------------------------------------------------------------
Total additions                      4,410,770   3,300,021    2,352,112    1,685,464     11,748,367

Deductions:
  Benefit and withdrawal
    payments                           304,904     242,551      920,376       86,727      1,554,558
  Other expenses                         2,571       1,109        1,933          256          5,869
                                 --------------------------------------------------------------------
Total deductions                       307,475     243,660      922,309       86,983      1,560,427

Transfers between funds              2,092,232      78,450   (2,149,641)     (21,041)             -
                                 --------------------------------------------------------------------
Increase in net assets
  available for plan benefits        6,195,527   3,134,811     (719,838)   1,577,440     10,187,940

Net assets available for plan
  benefits at beginning of year      4,230,625   4,843,304    9,858,498    1,799,566     20,731,993
                                 --------------------------------------------------------------------
Net assets available for plan
  benefits at end of year          $10,426,152  $7,978,115  $ 9,138,660   $3,377,006    $30,919,933
                                 ====================================================================

See accompanying notes                                                                            4

                              Kohl's Corporation
                             Employee Savings Plan

        Statements of Changes in Net Assets Available for Plan Benefits
                                  (continued)

                          Year ended January 28, 1995


                                                                       Stable
                                             Stock        Balance      Income       Company
                                              Fund         Fund         Fund       Stock Fund
                                        -----------------------------------------------------
Additions:
  Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments          $  (144,146)   $   98,410   $  164,740   $   (2,088)
  Interest and dividend income                264,459       126,771          357        3,545
                                        -----------------------------------------------------
  Net investment income                       120,313       225,181      165,097        1,457

  Contributions:
    Company                                   143,108       108,572      145,292       58,914
    Participants                              681,262       522,003      631,404      274,179
                                        -----------------------------------------------------
  Total contributions                         824,370       630,575      776,696      333,093
                                        -----------------------------------------------------
Total additions                               944,683       855,756      941,793      334,550

Deductions-
  Benefit and withdrawal payments               9,207         2,509      349,156          442
                                        -----------------------------------------------------
                                              935,476       853,247      592,637      334,108

Transfer from Marshall & Ilsley
  Trust Company                                     -             -            -            -

Transfer to Bank of America
  Trust Company                             5,224,760     3,963,646    7,386,794    1,441,325
Transfers between funds                    (1,929,611)       26,411    1,879,067       24,133
                                        -----------------------------------------------------
Increase in net assets available
  for plan benefits                         4,230,625     4,843,304    9,858,498    1,799,566

Net assets available for plan
  benefits at beginning of year                     -             -            -            -
                                        -----------------------------------------------------
Net assets available for plan
  benefits at end of year                 $ 4,230,625    $4,843,304   $9,858,498   $1,799,566
                                        =====================================================


                                             Stable                      Money
                                             Income        Equity        Market
                                              Fund          Fund          Fund          Total
                                        --------------------------------------------------------
Additions:
  Net realized and unrealized
   appreciation (depreciation) in
   fair value of investments             $  (497,599)  $  (464,821)  $         -   $   (845,504)
  Interest and dividend income               343,644        77,191        93,624        909,591
                                        --------------------------------------------------------
  Net investment income                     (153,955)     (387,630)       93,624         64,087

  Contributions:
   Company                                   147,869       184,191       105,219        893,165
   Participants                              603,171       808,064       458,452      3,978,535
                                        --------------------------------------------------------
  Total contributions                        751,040       992,255       563,671      4,871,700
                                        --------------------------------------------------------
Total additions                              597,085       604,625       657,295      4,935,787

Deductions -
  Benefit and withdrawal payments            257,169       290,627       167,597      1,076,707
                                        --------------------------------------------------------
                                             339,916       313,998       489,698      3,859,080

Transfer from Marshall & Ilsley
  Trust Company                           (7,228,753)   (6,936,504)   (3,851,268)   (18,016,525)
Transfer to Bank of America Trust
  Company                                          -             -             -     18,016,525
Transfers between funds                      (98,097)        2,370        95,727              -
                                        --------------------------------------------------------
Increase in net assets available
  for plan benefits                       (6,986,934)   (6,620,136)   (3,265,843)     3,859,080

Net assets available for plan benefits
  at beginning of year                     6,986,934     6,620,136     3,265,843     16,872,913
                                        --------------------------------------------------------
Net assets available for plan benefits
  at end of year                         $         -   $         -   $         -   $ 20,731,993
                                        ========================================================

See accompanying notes.                                                        6

                              KOHL'S CORPORATION
                             EMPLOYEE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               FEBRUARY 3, 1996


1. DESCRIPTION OF PLAN

The Kohl's Corporation Employee Savings Plan (the Plan) is a defined contribution plan covering all employees of Kohl's Corporation (the Company) with greater than 750 hours of service in any calendar year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the "Savings Plan Handbook" for a description of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CHANGE IN TRUSTEES

Effective October 1, 1994, the Company changed trustees of the Plan from Marshall and Ilsley Trust Company to Bank of America Trust Company. All assets of the Plan were correspondingly transferred to Bank of America Trust Company.

VALUATION OF INVESTMENTS

Investments in Kohl's Corporation common stock, the William Blair Growth Fund and the Stagecoach Asset Allocation Fund are valued at fair value as established by quoted market prices. The Employee Benefit GIC Fund, the Employee Benefit Short-Term Investment Fund and the Bank of America Short-Term Investment Fund are valued at fair value based on the redemption prices established by Bank of America Trust Company.

INVESTMENT OPTIONS

The Plan is intended to satisfy the requirements under Section 404(c) of the Employee Retirement Income Security Act of 1974 and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan's four investment alternatives quarterly.

CONTRIBUTIONS

Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

                              KOHL'S CORPORATION
                             EMPLOYEE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EXPENSES

Expenses related to the administration of the Plan are paid by the Company.

PLAN YEAR

The Plan's fiscal year ends on the Saturday closest to January 31.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1995 financial statements in order to conform to the 1996 presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

3. CONTRIBUTIONS AND BENEFIT AND WITHDRAWAL PAYMENTS

Eligible participants may make voluntary tax-deferred contributions up to a total of 15% of their base compensation (as defined), subject to certain regulatory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant's contribution rate may be adjusted at the discretion of the plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company contribution is equal to 331/3% of each participant's contribution, up to a maximum of 2% of the participant's base compensation.

All voluntary contributions made by a participant are fully vested. The Company's matching contribution is 100% vested after five years of credited service.

Upon termination, the nonvested portion of any participant account is forfeited. Forfeitures are applied to reduce Company contributions.

                              KOHL'S CORPORATION
                             EMPLOYEE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3. CONTRIBUTIONS AND BENEFIT AND WITHDRAWAL PAYMENTS (CONTINUED)

Retired participants' and total and permanently disabled participants' vested benefits are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Terminated participants' and deceased participants' vested benefits are distributed in a lump-sum payment.

Participants may withdraw, at any time, upon substantial financial hardship (as defined), any portion of the balance in their account which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for twelve months following receipt of a hardship withdrawal.

4. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                            FEBRUARY 3, 1996   JANUARY 28, 1995
                                          -------------------------------------

Net assets available for plan benefits
 per the financial statements                    $30,919,933        $20,731,993
Amounts allocated to withdrawn                      (588,259)          (135,885)
 participants
                                          -------------------------------------
Net assets available for plan benefits           $30,331,674        $20,596,108
 per the Form 5500
                                          =====================================

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. INCOME TAX STATUS

The Internal Revenue Service has ruled (September 30, 1991) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                              Kohl's Corporation
                             Employee Savings Plan

                          Assets Held for Investment

                               February 3, 1996


                                             Number of                        Current
           Description                     Shares/Units       Cost             Value
- ----------------------------------------------------------------------------------------
William Blair Growth Fund                 845,044         $ 8,755,282      $10,216,580
Stagecoach Asset Allocation Fund          653,957           6,457,103        7,801,703
Employee Benefit GIC Fund                 536,138           8,374,834        9,002,824
Kohl's Corporation Common Stock            56,859           2,583,294        3,262,285
Bank of America Short-Term
  Investment Fund                          12,680              12,680           12,680
                                                          -----------      -----------
                                                          $26,183,194      $30,296,072
                                                          ===========      ===========

                              Kohl's Corporation
                             Employee Savings Plan

               Transactions or Series of Transactions in Excess of 5 Percent of the Current Value of Plan Assets

                          Year ended February 3, 1996

                                                                        Current Value
                                                                         of Asset on
                                Selling     Purchase       Cost of       Transaction     Net
   Description of Assets         Price       Price          Asset           Date         Gain
- --------------------------------------------------------------------------------------------------

Category (iii) -- Series of transactions in excess of 5 percent of plan assets

Bank of America Short-
  Term Fund:
    6 sales                  $  664,221    $        -    $  664,221    $  664,221    $        -
    24 purchases                      -       676,901       676,901       676,901             -
William Blair Growth Fund:
  21 Sales                      287,914             -       250,460       287,914        37,454
  29 purchases                        -     4,837,488     4,837,488     4,837,488             -
Stagecoach Asset
  Allocation Fund:
    17 Sales                    223,588             -       196,199       223,588        27,389
    37 purchases                      -     2,063,762     2,063,762     2,063,762             -
Employee Benefit GIC
  Fund:
    29 sales                  3,075,732             -     2,987,047     3,075,732        88,685
    31 purchases                      -     1,815,562     1,815,562     1,815,562             -
Kohl's Corporation
  Common Stock:
    6 sales                     543,058             -       507,546       543,058        35,512
    17 purchases                      -     1,414,270     1,414,270     1,414,270             -
Employee Benefit Short-
  Term Investment Fund:
    189 sales                 6,276,631             -     6,276,631     6,276,631             -
    233 purchases                     -     6,266,077     6,266,077     6,266,077             -


The above transactions were made on the market.

Category (i) transactions are included in the aggregate category (iii) amounts above.

There were no Category (ii) or (iv) transactions during the year.

                                                                              11